=============================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ---------------

                                AMENDMENT NO. 2
                                       TO
                                SCHEDULE 14D-9/A

                                ---------------

                 SOLICITATION/RECOMMENDATION STATEMENT PURSUANT
           TO SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                                ---------------

                          UNIMED PHARMACEUTICALS, INC.
                           (NAME OF SUBJECT COMPANY)

                          UNIMED PHARMACEUTICALS, INC.
                       (NAME OF PERSON(S) FILING STATEMENT)

             COMMON STOCK, PAR VALUE $0.25 PER SHARE (INCLUDING THE
                       ASSOCIATED SHARE PURCHASE RIGHTS)
                         (TITLE OF CLASS OF SECURITIES)

                                  904801 10 7
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            ROBERT E. DUDLEY, Ph.D.
                                 PRESIDENT AND
                            CHIEF EXECUTIVE OFFICER
                            2150 EAST LAKE COOK ROAD
                          BUFFALO GROVE, ILLINOIS 60089
                                 (847) 541-2525
          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                ---------------

                                WITH A COPY TO:

                           KURT W. FLORIAN, JR., ESQ.
                             KATTEN MUCHIN & ZAVIS
                             525 WEST MONROE STREET
                                   SUITE 1600
                          CHICAGO, ILLINOIS 60661-3693
                                 (312) 902-5200

================================================================================

                                  INTRODUCTION

Unimed Pharmaceuticals, Inc. (the "Company") hereby amends and supplements its Solicitation/Recommendation Statement on Schedule 14D-9, amended on July 2, 1999 (as amended, the "Schedule 14D-9"), with respect to the tender offer made by Utah Acquisition Corporation, a wholly owned subsidiary of Solvay Pharmaceuticals, Inc., for all of the outstanding Shares. Capitalized terms not defined herein have the meanings assigned thereto in the Schedule 14D-9.

ITEM 4.   THE SOLICITATION OR RECOMMENDATION.

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by adding the following text thereto:

     On July 13, 1999 the Company announced that each member of its Board of Directors had advised the Company that he had tendered all of his shares pursuant to the Offer.

ITEM 8.   ADDITIONAL INFORMATION TO BE FURNISHED.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following text thereto:

     On July 13, 1999, the Company issued a press release which is attached hereto as Exhibit 17. The information set forth in the press release is incorporated herein by reference.

ITEM 9.   MATERIAL TO BE FILED AS EXHIBITS.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following text thereto:

     Exhibit 17 Press Release of Unimed Pharmaceuticals, Inc. issued July 13, 1999.

                                   SIGNATURE



     AFTER REASONABLE INQUIRY AND TO THE BEST OF MY KNOWLEDGE AND BELIEF, I CERTIFY THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.



                                   UNIMED PHARMACEUTICALS, INC.




                                   By: /s/ Robert E. Dudley
                                       ----------------------------------------
                                   Name:  Robert E. Dudley, Ph.D.
                                   Title: President and Chief Executive Officer


Dated: July 13, 1999

ITEM 9.   MATERIAL TO BE FILED AS EXHIBITS.

     Except as noted below, the following exhibits have been previously filed in connection with this Schedule 14D-9:

EXHIBIT NO.                          DESCRIPTION
-----------                          -----------
     1       Agreement and Plan of Merger dated as of June 11, 1999 among
             Solvay Pharmaceuticals, Inc., Utah Acquisition Corporation
             and Unimed Pharmaceuticals, Inc.
     2       Employment Agreement between Unimed Pharmaceuticals, Inc.
             and Robert E. Dudley, dated February 4, 1999, incorporated by reference to Exhibit 10-N to the Annual Report on Form
             10-K for the year ended December 31, 1998 (the "1998 10-K").
     3       Employment Agreement between Unimed Pharmaceuticals, Inc.
             and David E. Riggs, dated February 19, 1999, incorporated by reference to Exhibit 10-V to the 1998 10-K.
     4       Stock Purchase Agreement between the John N. Kapoor Trust
             and Unimed, Inc. (a predecessor of Unimed Pharmaceuticals,
             Inc.), dated February 15, 1991, incorporated by reference to
             Exhibit 4-D to Post-Effective Amendment No. 3 to
             Registration Statement No. 33-10975.
     5       Stock Registration Rights Agreement between the John N.
             Kapoor Trust and Unimed Pharmaceuticals, Inc., dated March
             27, 1991, incorporated by reference to Post-Effective
             Amendment No. 3 to Registration Statement No. 33-10975.
     6       Rights Agreement between Harris Trust and Savings Bank and
             Unimed Pharmaceuticals, Inc. including Form of Rights
             Certificate and Summary of Rights attached thereto as
             Exhibits A and B, dated June 16, 1997, incorporated by
             reference to Exhibit 4.1 to Current Report on Form 8-K dated
             June 20, 1997.
     7       Amendment No. 1 to Rights Agreement between Unimed
             Pharmaceuticals, Inc. and Harris Trust Savings Bank dated as of June 11, 1999.
     8       Unimed Pharmaceuticals, Inc. 1991 Stock Option Plan, as
             amended through May 2, 1996, incorporated by reference to
             Exhibit 10-K to the Annual Report on Form 10-K for the
             fiscal year ended December 31, 1996.
     9       Amendment to 1991 Stock Option Plan adopted May 26, 1998,
             incorporated by reference to Appendix B to the Proxy
             Statement for the 1998 Annual Meeting of the Stockholders
             filed on April 29, 1998 (the "1998 Proxy").
    10       1998 Long-Term Incentive Plan, incorporated by reference to
             Appendix A to the 1998 Proxy.
    11       Consulting Agreement between E.J. Financial Enterprises,
             Inc. and Unimed, Inc. (a predecessor of Unimed
             Pharmaceuticals, Inc.), dated July 23, 1996, incorporated by reference to Exhibit 10-S to the Annual Report on Form 10-K for the fiscal year ended December 31, 1996.
    12       Stock Option Agreement between John N. Kapoor and Unimed
             Pharmaceuticals, Inc., dated August 7, 1992.
    13       Press Release of Unimed Pharmaceuticals, Inc. issued May 28,
             1999.
    14       Press Release of Unimed Pharmaceuticals, Inc. issued June
             11, 1999.
    15       Confidentiality Agreement, effective as of March 4, 1999,
             between Solvay Pharmaceuticals, Inc. and Unimed
             Pharmaceuticals, Inc.
    16       Letter dated June 8, 1999 from John N. Kapoor of Unimed
             Pharmaceuticals, Inc. to David A. Dodd of Solvay
             Pharmaceuticals, Inc.
   *17       Press Release of Unimed Pharmaceuticals, Inc. issued July 13, 1999.




----------
* Filed herewith.